 As filed with the Securities and Exchange Commission on March 29, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
March 29, 2005

TELE2 TO DELIST FROM NASDAQ

New York and Stockholm – Tele2 AB, (“Tele2”), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that it has decided to delist from NASDAQ National Market.

Of the total traded volume during 2004, less than 0.1% was at Nasdaq. The decision to delist is based on the costs and the limited benefits of remaining listed on Nasdaq. The last trading day with Tele2 ADRs on Nasdaq, is on April 8, 2005. The decision does not affect the listing of Tele2’s A and B shares on Stockholmsbörsen.

Tele2’s shares were registered with the US Securities and Exchange Commission (SEC) and its ADRs listed on NASDAQ National Market in 1997. Delisting from Nasdaq does not affect the registration of the company with the SEC; however, Tele2 does intend to pursue a suspension of its US reporting obligations in the future at such time as it is able. Tele2 is in the process of terminating its ADR deposit agreement with The Bank of New York, as depositary, and expects the termination to be effective on or around June 27, 2005. Registered holders of ADRs will be contacted by The Bank of New York in due course regarding changes to the deposit agreement and certain other information relevant to holders of ADRs.

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 28 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997. Tele2 always strives to offer the market’s best prices. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: March 29, 2005